Exhibit 99.3

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b).

Imperial Tobacco Group PLC has today been informed that, on 30 July 2007, the Non-Executive Directors listed below purchased ordinary shares of 10 pence each, at a price of £21.50 per share, pursuant to an ongoing agreement that part of their fees be applied to the purchase of shares. These shares will be held by a nominee and may not be withdrawn or sold during the term of each non-executive directorship.

Director	Shares purchased	Resultant Interest

Iain Napier	1,295	5,600
Pierre Jungels	309	2,993
Kenneth Burnett	271	405
Michael Herlihy	81	81
Charles Knott	271	405
Susan Murray	271	993
Mark Williamson	81	81

M R Phillips

Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com